82-57

04045392

RECEIVED
2004 OCT -6 P 3:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TransCanada
In business to deliver

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

SUPPL

CORPORATE - SECRETARIAL - FACSIMILE

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

PROCESSED
OCT 08 2004
THOMSON FINANCIAL

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9608

From: Brenda Hounsell, Corporate Secretarial Department

Date: October 4, 2004 Time: 8:00 am MDT

Number of Pages (including Cover) 3

Re: News Release

Please see the attached news release scheduled to be released via CCN Matthews at approximately 8:30 am:

"Hydro-Quebec Awards Six Projects to Cartier Wind Energy"

Disposition of Original:

Sent by Courier
Sent by Mail:
Held on our File: X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

Dlw 10/7

TransCanada
In business to deliver

NewsRelease

Hydro-Quebec Awards Six Projects to Cartier Wind Energy

CALGARY, Alberta – October 4, 2004 – (TSX: TRP) (NYSE: TRP) – Cartier Wind Energy Inc., owned by TransCanada Corporation (50 per cent), Innergex II Inc. (30 per cent) and RES Canada (20 per cent), is pleased to announce it has been awarded six projects by Hydro-Quebec Distribution representing a total of 739.5 Megawatts (MW).

Cartier Wind Energy's projects will benefit the Gaspé region. Many turbine components will be manufactured and assembled in Gaspesie, Iles-de-la-Madeleine and the Regional County Municipality of Matane, as required by the 1,000 MW Call for Tenders issued by Hydro-Quebec Distribution. As a result, the region will become a North American leader in wind turbine manufacturing and wind energy generation.

The six projects are distributed in various communities of the administrative region of Gaspesie, Iles-de-la-Madeleine and the Regional County Municipality of Matane. The projects will be commissioned between 2006 and 2012 and are located in the municipalities of Mont Louis (211.5 MW), Gaspé (100.5 MW), Carleton (109.5 MW), Baie des Sables (109.5 MW), Les Méchins (150 MW) and Cloridorme (58.5 MW).

Power purchase agreements are being negotiated with Hydro-Quebec Distribution for each of the six facilities and are expected to be executed in December 2004. Each agreement will be subject to approval from Le Régie de L'Energie.

The six projects are expected to cost a total of approximately $1.2 billion.

Innergex II Inc. is a Quebec based power producer which specializes in the development, ownership and operation of renewable energy projects. The management of Innergex II initiated four years ago the development of wind power projects in Gaspesie and the Regional County Municipality of Matane. Since then, the company has worked actively with local communities and suppliers to structure sustainable projects that are environmentally and socially sound. Innergex Power Income Fund, a public income fund managed by the same group, owns eight hydroelectric power stations in Quebec and Ontario.

RES Canada is located in Montreal and is a wholly owned subsidiary of Renewable Energy Systems, a member of the Sir Robert McAlpine Construction Group. RES brings a unique 23 years of experience in the assessment of wind resources and construction of wind farms. RES has built over 800 MW of wind farm projects including King Mountain in Texas, U.S.A. one of the largest in the world.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 39,000 kilometres (24,200 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7859
Investor & Analyst Inquiries:	David Moneta /Debbie Stein	(403) 920-7911